News Release

Virtus Dividend, Interest & Premium Strategy Fund Announces

Preliminary Results of Tender Offer

HARTFORD, CT, Tuesday, October 6, 2026 — Virtus Dividend, Interest & Premium Strategy Fund (NYSE: NFJ) (the “Fund”) today announced preliminary results of its previously announced tender offer (“Tender Offer”) to acquire up to 25% of the Fund’s outstanding shares. The Tender Offer expired on October 5, 2026, at 5 p.m. (Eastern).

Based on preliminary information, approximately 28,818,491 shares were tendered pursuant to notices of guaranteed delivery. Because the Tender Offer was oversubscribed, the number of shares that will be purchased from each tendering shareholder will be prorated based on the number of shares properly tendered.

The purchase price of the properly tendered and accepted shares is 99% of the Fund’s net asset value per share as of the close of regular trading on October 5, 2026, which is equal to $15.9192 per share. The Fund expects to announce the final results of the Tender Offer on or about October 7, 2026.

About the Fund

Virtus Dividend, Interest & Premium Strategy Fund is a diversified closed-end fund that seeks current income and gains, with long-term capital appreciation as a secondary objective. The Fund generally invests approximately 75% of its total assets in equity securities and approximately 25% in convertible securities and employs an option strategy of writing covered call options on a portion of its portfolio. Virtus Investment Advisers, LLC (“VIA”), is the Fund’s investment adviser, and NFJ Investment Group, an affiliate of VIA, and Voya Investment Management are its subadvisers. For more information about the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their NAV. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report can be accessed through the Closed-End Funds section of virtus.com and may be obtained free of charge by contacting “Shareholder Services” as set forth at the bottom of this press release.

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For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com